COCA-COLA ENTERPRISES, INC.

2500 Windy Ridge Parkway

Atlanta, GA 30339

October 4, 2010

Mr. James Lopez

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Coca-Cola Enterprises, Inc. (“Registrant”) Request for Withdrawal of Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (Registration No. 333-167067)

Dear Mr. Lopez:

The Registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 1 on Form S-8 to the Registration Statement on Form S-4 (Registration No. 333-167067) (the “Old Post-Effective Amendment”) relating to the Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan (the “Legacy Plan”), filed by the Registrant with the Securities and Exchange Commission (the “SEC”) on October 4, 2010.

The Old Post-Effective Amendment was inadvertently coded as EDGAR form type “POS AM”, rather than “S-8 POS”, when it was filed with the SEC. Immediately following the filing of this withdrawal request with the SEC via EDGAR, the Registrant will re-file the Old Post-Effective Amendment with the SEC as EDGAR form type “S-8 POS”, as originally intended (such post-effective as re-filed with the SEC via EDGAR is referred to herein as the “New Post-Effective Amendment”). No securities will be sold under the Old Post-Effective Amendment and instead will be sold under the New Post-Effective Amendment.

If you have any questions regarding this application, please contact Harry S. Pangas, Esq. of Sutherland Asbill & Brennan LLP at (202) 383-0805 or the undersigned at (678) 260-3094.

Sincerely,

/s/ Suzanne Forlidas
Suzanne Forlidas., Esq. Vice President and Assistant Secretary